SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMR CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Issuer))

4.25% Senior Convertible Notes due 2023	001765 AZ 9 and 001765 BA 3
(Title of Class of Securities)	(CUSIP Numbers of Class of Securities)
GARY F. KENNEDY, Esq.
Senior Vice President and General Counsel
AMR Corporation
P.O. Box 619616
Dallas/Fort Worth Airport, Texas 75261-9616
(817) 963-1234
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)
COPIES TO:
John T. Curry, III, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$225,490,000	$8,861.76
*	Calculated solely for purposes of determining the filing fee. The purchase price of the 4.25% Senior Convertible Notes due 2023 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount outstanding. As of August 21, 2008, there was $225,490,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $225,490,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
     Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of September 23, 2003 (the “Indenture”), by and between AMR Corporation, a Delaware corporation (“AMR” or the “Company”), American Airlines, Inc., a subsidiary of the Company, as guarantor, and Wilmington Trust Company, as trustee thereunder (the “Trustee”), for the Company’s 4.25% Senior Convertible Notes due 2023 (the “Notes”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to purchase the Notes, as set forth in the Company Notice to Holders of 4.25% Senior Convertible Notes due 2023, dated August 22, 2008 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Option Documents”).
     This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.
Items 1 through 9.
The Company is the issuer of the Notes and is obligated to purchase all of the Notes if properly tendered by the holders under the terms and subject to the conditions set forth in the Option Documents. The Notes are convertible into shares of common stock, $1.00 par value per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Notes. The Company maintains its principal executive offices at 4333 Amon Carter Boulevard, Fort Worth, Texas 76155, and the telephone number there is (817) 963-1234. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Option Documents is incorporated by reference into this Schedule TO.
Item 10. Financial Statements.
(a)	Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to holders of Notes consists solely of cash, (ii) the offer is not subject to any financing conditions, (iii) the offer applies to all outstanding Notes and (iv) the Company is a public reporting company that files reports electronically on EDGAR.

(b)	Not applicable.
Item 11. Additional Information.
(a)	Not applicable.

(b)	Not applicable.
Item 12. Exhibits.

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 4.25% Senior Convertible Notes due 2023, dated August 22, 2008.

(a)(5)	Press release issued on August 22, 2008.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 23, 2003, by and between the Company, American Airlines, Inc., a subsidiary of the Company, as guarantor, and Wilmington Trust Company, a Delaware banking corporation, as trustee, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-109978) filed on October 24, 2003.

(g)	Not applicable.

(h)	Not applicable.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMR Corporation

Date: August 22, 2008	By:	/s/ Thomas W. Horton

	Name:	Thomas W. Horton
	Title:	Executive Vice President & Finance and Planning
and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)	Company Notice to Holders of 4.25% Senior Convertible Notes due 2023, dated August 22, 2008

(a)(5)	Press release issued on August 22, 2008.

(b)	Not applicable.

(d)(1)	Indenture, dated as of September 23, 2003, by and between the Company, American Airlines, Inc., a subsidiary of the Company, as guarantor, and Wilmington Trust Company, a Delaware banking corporation, as trustee, incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-3 (SEC File No. 333-109978) filed on October 24, 2003.

(g)	Not applicable.

(h)	Not applicable.